

May 7, 2013

Via E-mail
Kevin Kelly
Chief Accounting Officer
Synthesis Energy Systems, Inc.
Three Riverway, Suite 300
Houston, TX 77056

> **Re:** **Synthesis Energy Systems, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed April 30, 2013**
> **File No. 333-187760**

Dear Mr. Kelly:

We have reviewed your response letter and the amendment to your registration statement, and we have the following comments.

Prospectus Cover Page

1.   We note the added disclosure on the prospectus cover page in response to comment one of our letter dated April 25, 2013. The $53,622,331 aggregate market value of 13,323,579 outstanding shares of common stock held by non-affiliates, based on the last reported sale price of your common stock as of April 24, 2013, appears to be incorrect. Please revise your disclosure as appropriate.

Description of Warrants, page 8

2.   We note that you have removed debt securities from the registration statement. However, in the first sentence of this section, you state that you may issue warrants to purchase debt securities that are registered pursuant to the registration statement. Please remove this reference to debt securities. This comment also applies to the Description of Units section on page 11.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Robert G. Reedy (*via e-mail*)
       Porter Hedges LLP